EX-FILING FEES
Exhibit 107

Calculation of Filing Fee Table

Form F-3
(Form Type)

Stratasys Ltd.
(Exact Name of Registrant as Specified in its Charter)

N/A
(Translation of Registrant’s Name into English)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Security	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid
	Equity	Ordinary Shares, par value NIS 0.01 per share	457(c)	362,500(2)	$11.71 (3)	$4,244,875	0.0001531	$649.90
Fees Previously Paid	—	—	—	—	—	—		—
	Total Offering Amounts				—	$4,244,875.00		$649.90
	Total Fees Previously Paid				—	—		—
	Total Fee Offsets				—	—		—
	Net Fee Due							$649.90

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the registrant, Stratasys Ltd. (“Stratasys”), is also registering an indeterminate number of additional securities that may become issuable as a result of any share dividend, share split, recapitalization or other similar transaction.

(2)
Represents the 362,500 Stratasys ordinary shares, par value NIS 0.01 per share (“Stratasys ordinary shares”) being registered for resale, consisting of (i) 300,000 outstanding Stratasys ordinary shares already issued to the selling shareholders under the Nexa3D asset purchase agreement (as defined in the registration statement on Form F-3 filed together with this Exhibit 107), and (ii) up to 62,500 additional Stratasys ordinary shares issuable upon the one-year anniversary of the closing under the Nexa3D asset purchase agreement.

(3)	Pursuant to Rule 457(c) under the Securities Act, the proposed maximum offering price per security of the Stratasys ordinary shares is based on the average of the high ($11.8499) and low ($11.57) prices of the Stratasys ordinary shares reported on the Nasdaq Global Select Market on July 8, 2025.